UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2013

Commission File Number: 000-51116

Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)

Building 6, Zhengtongchuangyi Centre
No. 18, XibaheXili, Chaoyang District,
Beijing 100028, People’s Republic of China

Fax number: +86 10 57586834

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Announces Change of Board Member

Beijing, China (June 13, 2013) - Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company”, NASDAQ: KUTV), a leading internet video company in China, focusing on User Generated Content (“UGC”), today announced a change of members of its board of directors, effective from June 13, 2013.

Mr. Robert Chiu joined Ku6 Media as a director, replacing former director Ms. Grace Wu who has resigned for personal reasons. Meanwhile, Mr. Robert Chiu was appointed to be a member of the Corporate Development and Finance Committee and the Compensation and Leadership Development Committee of the board of directors, to replace Ms. Grace Wu’s positions in these two committees.

Mr. Robert Chiu is currently the President of Shanda Interactive Entertainment Limited (“Shanda Interactive”). He also serves as the Chairman of Cloudary Corporation. Prior to joining Shanda Interactive, Mr. Chiu was a Managing Director and Head of Asia Pacific Technology, Media and Telecom (“TMT”) Investment Banking of Bank of America Merrill Lynch. Mr. Chiu rejoined Bank of America Merrill Lynch in 2010 from Nomura, where he was Global Co-Head of TMT Investment Banking and Co-Head of Asia Corporate Finance. Mr. Chiu had previously worked at Merrill Lynch from 2004 to 2009 as Head of Asia TMT Investment Banking and Chairman of Merrill Lynch Capital Markets (Taiwan) Limited. Before Bank of America Merrill Lynch, Mr. Chiu worked at Goldman Sachs and Morgan Stanley in the Investment Banking Division in New York, Silicon Valley and Hong Kong offices between 1998 and 2004. Mr. Chiu began his career at IBM in 1992. Mr. Chiu graduated with a Master of Management degree from the Kellogg School of Management, Northwestern University, in 1998, with a Fulbright Scholarship.

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (Nasdaq: KUTV) is a leading internet video company in China, focusing on User Generated Content (UGC).  Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video uploading and sharing service, video reports, information and entertainment in China.  For more information about Ku6 Media, please visit http://ir.ku6.com.

Safe Harbor Statement

This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: continued competitive pressures in China’s internet video portal market; changes in technology and user preference in this market; the risk that Ku6 Media may not be able to control its expenses in the future; regulatory changes in China with respect to the operations of internet video portal websites; the success of Ku6 Media’s ability to sell advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.

For further information, please contact:

Ms. Helen Zou

Investor Relations Director

Tel: +86 10 5758 6835

Email: ir@ku6.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

By:	/s/ Frank Feng
Name:	Frank Feng
Title:	Acting CFO

Date:  June 13, 2013